FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2018
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Announces Election Results for the Company’s Board of Directors	1.
2.	Report of Voting Results - National Instruments 51-102 - Continuous Disclosure Obligations - Section 11.3	3.

Document 1

NEWS RELEASE

June 20, 2018

BLACKBERRY ANNOUNCES ELECTION RESULTS FOR THE COMPANY’S BOARD OF DIRECTORS

Waterloo, ON - BlackBerry Limited (NYSE: BBRY; TSX:BB) announced today that the eight nominees listed in the Company’s management information circular dated May 4, 2018 for the Company’s annual and special meeting of shareholders held on June 20, 2018, were elected as directors to serve until the next annual meeting of shareholders of the Company or until their successors are elected or appointed. The detailed results of the vote are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
John Chen	284,443,415	97.81%	6,382,513	2.19%
Michael A. Daniels	288,552,425	99.22%	2,273,503	0.78%
Timothy Dattels	289,913,429	99.69%	912,499	0.31%
Richard Lynch	288,475,178	99.19%	2,350,750	0.81%
Laurie Smaldone Alsup	289,920,002	99.69%	905,926	0.31%
Barbara Stymiest	287,038,576	98.70%	3,787,352	1.30%
V. Prem Watsa	266,002,554	91.46%	24,823,374	8.54%
Wayne Wouters	289,947,395	99.70%	878,533	0.30%

About BlackBerry
BlackBerry is an enterprise software and services company focused on securing and managing IoT endpoints. The company does this with BlackBerry Secure, an end-to-end Enterprise of Things platform, comprised of its enterprise communication and collaboration software and safety-certified embedded solutions.

Based in Waterloo, Ontario, BlackBerry was founded in 1984 and operates in North America, Europe, Asia, Australia, Middle East, Latin America and Africa. The Company trades under the ticker symbol "BB" on the Toronto Stock Exchange and the New York Stock Exchange. For more information visit BlackBerry.com, and follow the company on LinkedIn, Twitter and Facebook.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.
###

Media Contacts:
BlackBerry
(519) 597-7273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

Document 2

BLACKBERRY LIMITED
(the “Corporation”)

Annual General Meeting of Shareholders
June 20, 2018

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon
1. Election of Directors
The eight nominees listed in the Management Information Circular dated May 4, 2018 were elected as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed, subject to the provisions of the Corporation's by-laws.

Nominee	Votes For	% For	Votes Withheld	% Withheld
John Chen	284,443,415	97.81%	6,382,513	2.19%
Michael A. Daniels	288,552,425	99.22%	2,273,503	0.78%
Timothy Dattels	289,913,429	99.69%	912,499	0.31%
Richard Lynch	288,475,178	99.19%	2,350,750	0.81%
Laurie Smaldone Alsup	289,920,002	99.69%	905,926	0.31%
Barbara Stymiest	287,038,576	98.70%	3,787,352	1.30%
V. Prem Watsa	266,002,554	91.46%	24,823,374	8.54%
Wayne Wouters	289,947,395	99.70%	878,533	0.30%

2. Appointment of Auditors
Ernst & Young LLP were re-appointed as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation.

	Votes For	% For	Votes Withheld	% Withheld
	360,167,226	98.58%	5,192,441	1.42%

3. Advisory Vote on Executive Compensation
Approving the non-binding advisory resolution that the shareholders accept the Company's approach to executive compensation as disclosed in the Management Information Circular.

	Votes For	% For	Votes Against	% Against
	263,535,920	90.62%	27,290,006	9.38%

	DATED this 20th day of June, 2018.

		BLACKBERRY LIMITED
		/s/ Steven Capelli
		Steven Capelli - Chief Financial Officer and Chief Operating Officer

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	June 20, 2018	By:	/s/ Steve Rai
(Signature)
Steve Rai Controller